LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

July 26, 2012

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the “Company”)

Pre-Effective Amendment No. 3 to

Registration Statement on Form S-1

SEC File No. 333-178629

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 3 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of July 23, 2012, addressed to Dean Cash. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 3.

General

1.	See the added disclosure on the prospectus cover page and under the caption "Management's Discussion and Analysis of Financial Condition."

The Company will fall within the definitions of "emerging growth company" under the 1933 Act and 1934 Act, but elects to opt out of the extended transition period for complying with new or revised accounting standards, as stated in the added disclosure.

Ms. Pamela A. Long

July 26, 2012

2.	Neither the Company nor any other party will provide any written materials in reliance on Section 5(d) of the Securities Act of 1933 to any potential investors. The Company will not commence active operations until it reaches its minimum funding, and no research reports concerning the Company will be published or distributed in reliance on Section 2(3) of the Securities Act of 1933.

Financial Statements

ATEL Growth Capital Fund 8, LLC

General

3.	See the revised and updated audited and interim financial statements for the Company as indicated in the index to financial statements on page F-1 of the prospectus.

Note 2 - Summary of Significant Accounting Policies

Subsequent Events, page F-7

4.	See the revisions to the cited footnote. See also the revision to the similar footnote to the balance sheet for AGC 8 Managing Member.

AGC 8 Managing Member, LLC

General

5.	See the revised and updated audited and interim balance sheets for the Manager as indicated in the index to financial statements on page F-1 of the prospectus.

Supplemental Sales Literature

6.	The PowerPoint presentation, including the "Originations by Industry" pie chart, is concurrently being sent in hard copy by overnight delivery for your review.

The registrant hopes to request acceleration of effectiveness to a date as soon after its target August 1, 2012, effective date as may be practicable. We understand that the Staff may require time to review pre-effective amendment no. 3. We would note, however, that, while the financial statements have been updated, no substantive revisions or additional information is included, as no active operations have commenced for the Company or the Manager. Upon confirmation that the Staff has no further comments on the registration statement, the registrant would intend to file its acceleration requests approximately 72 hours before the first available date.

Ms. Pamela A. Long

July 26, 2012

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief

Ms. Nudrat Salik, Staff Accountant

Ms. Sherry Haywood, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Facsimile: (202) 772-9292

Mr. Dean L. Cash

Mr. Paritosh Choksi

Mr. Samuel Schussler

Vasco Morais, Esq.